Exhibit 12.1



                            Marathon Oil Corporation
           Computation of Ratio of Earnings to Combined Fixed Charges
                          and Preferred Stock Dividends
                        TOTAL ENTERPRISE BASIS--Unaudited
                        Including Discontinued Operations
                              (Dollars in Millions)




                               Nine Months
                                  Ended
                               September 30            Year Ended December 31
                              --------------  --------------------------------------
                               2002    2001    2001    2000    1999    1998    1997
                              ------  ------  ------  ------  ------  ------  ------
Portion of rentals
representing interest......    $  47   $  39 $    54  $   52  $   49  $   53  $   35
Capitalized interest,
 including discontinued
 operations................       11      20      27      19      26      46      31
Other interest and
 fixed charges, including
 discontinued operations...      235     213     349     375     365     318     352
Pretax earnings which
 would be required to
 cover preferred stock
 dividend requirements
 of parent.................        -       9      12      12      14      15      20
                              ------  ------  ------  ------  ------  ------  ------

Combined fixed charges and
 preferred stock
 dividends (A).............   $  293  $  281  $  442  $  458  $  454  $  432  $  438
                              ======  ======  ======  ======  ======  ======  ======

Earnings-pretax income with
 applicable adjustments (B).  $1,061  $2,868  $3,213  $1,809  $1,866  $1,087  $1,067
                              ======  ======  ======  ======  ======  ======  ======

Ratio of (B) to (A).........    3.62   10.19    7.26    3.95    4.11    2.51    2.43
                              ======  ======  ======  ======  ======  ======  ======
